UJI TIME CAFE CROUP

STATEMENT OF CASH FLOWS
January - June, 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	10,467.48
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12001 Accounts Receivable (A/R)	-3,952.22
13001 Prepayment	-3,142.50
20000 Accounts Payable (A/P)	-34,030.00
Amazon AE Card	3,812.32
21005 Benson AE credit card	-3,089.59
21002 John Credit Card 3050	-4,734.85
21001 Sharon Chase Credit Card	-3,718.51
21003 Sharon Chase Credit Card:Doug Chase Credit Card	-711.03
Sharon Chase Credit Card:Joe Sharon sub credit card	-3,635.34
20003 Employee Tips Payable	0.00
20001 Payroll Clearing	0.00
20004 Sales Tax Payable	-188.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-53,389.72**
Net cash provided by operating activities	**$ -42,922.24**
FINANCING ACTIVITIES	
22002 Other Long Term Liabilities	-31,323.25
22003 Paycheck Protection Program Loan	201,242.00
Paycheck Protection Program Loan:25%/40% Non-Payroll Cost	-50,336.82
Paycheck Protection Program Loan:75%/60% Payroll Cost	-99,770.47
22004 SBA Loan	149,900.00
300022 Owner's Distribution:Owner's Distribution - Benson	-2,500.00
300024 Owner's Distribution:Owner's Distribution - Douglas	711.03
Net cash provided by financing activities	**$167,922.49**
NET CASH INCREASE FOR PERIOD	**$125,000.25**
Cash at beginning of period	109,308.41
CASH AT END OF PERIOD	**$234,308.66**